

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

<u>Via E-Mail</u>
Mr. Carl G. Schmidt
Chief Financial Officer
Lee Enterprises Inc.
201 North Harrison Street
Suite 600
Davenport, IA 52801-1939

     Re: Lee Enterprises, Inc.
              Form 10-K for the year ended September 30, 2012
              Filed December 14, 2012
              File No. 001-06227

Dear Mr. Schmidt:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Linda Cvrkel

                      Linda Cvrkel
                      Branch Chief